Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

March 22, 2005

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE:   Sydys Corporation
         Form SB-2 Registration Statement
         File No. 333-120893

Dear Mr. Owings:

In response to your letter of comments dated February 17, 2005, please be advised as follows:

Prospectus Front Cover
  The language, "duration of the offering" has been added throughout.

Summary of the Offering
  The information requested has been provided.

Use of Proceeds
  The information requested has been provided.

Determination of Offering Price
  The information requested has been provided.

Securities and Exchange Commission
RE:   Sydys Corporation
         Form SB-2 Registration Statement
         File No. 333-120893
March 22, 2005

Business
  The information requested has been provided.

AdX Software
  The information requested has been provided.

Services
  The information requested has been provided.

Website
  The information requested has been provided.

Research and Development
  The information requested has been provided.

Management's Discussion and Analysis or Plan of Operation
  The information requested has been provided.

  The information requested has been provided.

  The information requested has been provided.

  The information requested has been provided.

Principal and Selling Stockholders
  The information requested has been provided.

Selling Shareholders
  The information requested has been provided.

Securities and Exchange Commission
RE:   Sydys Corporation
         Form SB-2 Registration Statement
         File No. 333-120893
March 22, 2005

  The information requested has been provided.

Certain Transactions
  The information requested has been provided.

Financial Statements

General
  The information requested has been provided.

  The information requested has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak